UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 1-SA

SEMIANNUAL REPORT PURSUANT TO REGULATION A

For the Fiscal Semiannual Period Ended June 30, 2023

MASTERWORKS 147, LLC

(Exact name of issuer as specified in its charter)

Commission File Number: 024-11998

Delaware	88-1605741
State of other jurisdiction of incorporation or Organization	(I.R.S. Employer Identification No.)

225 LIBERTY STREET, 29TH FLOOR, NEW YORK, NY 10281

(Full mailing address of principal executive offices)

(203) 518-5172

(Issuer’s telephone number, including area code)

www.masterworks.com

(Issuer’s website)

Class A Ordinary Shares

(Securities issued pursuant to Regulation A)

1

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This Report contains certain forward-looking statements that are subject to various risks and uncertainties. Forward-looking statements are generally identifiable by use of forward-looking terminology such as “may,” “will,” “should,” “potential,” “plan,” “intend,” “expect,” “outlook,” “seek,” “anticipate,” “estimate,” “approximately,” “believe,” “could,” “project,” “predict,” or other similar words or expressions. Forward-looking statements are based on certain assumptions, discuss future expectations, describe future plans and strategies, or state other forward-looking information. Our ability to predict future events, actions, plans or strategies is inherently uncertain. Although we believe that the expectations reflected in our forward-looking statements are based on reasonable assumptions, actual outcomes could differ materially from those set forth or anticipated in our forward-looking statements. Factors that could cause our forward-looking statements to differ from actual outcomes include, but are not limited to, those described under the heading “Risk Factors” in our most recent Offering Circular filed with the Securities and Exchange Commission (“SEC”), as such factors may be updated from time to time in our periodic filings and offering circular supplements filed with the SEC, which are accessible on the SEC’s website at www.sec.gov. Readers are cautioned not to place undue reliance on any of these forward-looking statements, which reflect our views as of the date of this Report. Furthermore, except as required by law, we are under no duty to, and do not intend to, update any of our forward-looking statements after the date of this Report, whether as a result of new information, future events or otherwise.

Item 1. Management’s Discussion and Analysis of Financial Condition and Results of Operations

As used in this Report, “we,” “our,” “ours,” “us,” or the “Company,” refer to Masterworks 147, LLC, a Delaware limited liability company and, as the context requires, the 147 segregated portfolio of Masterworks Cayman, SPC that holds title to the artwork indirectly owned by the Company. “Masterworks” refers to Masterworks, LLC, and or its wholly owned subsidiaries.

The following discussion of the financial condition and results of operations of the Company should be read in conjunction with our Consolidated Financial Statements and the related notes. The Consolidated Financial Statements included in this filing are unaudited and have not been reviewed, and may not include year-end adjustments necessary to make those financial statements comparable to audited results, although in the opinion of management all necessary adjustments have been included to make the interim Consolidated Financial Statements not misleading.

Overview

We are a Delaware limited liability company formed on March 2, 2022 to facilitate investment in a single work of art created in 1969 by Carl Andre (the “Artwork”). We are managed by our affiliate, Masterworks Administrative Services, LLC (the “Administrator”).

On or about September 27, 2022, the Company commenced accepting subscriptions for an offering of up to 94,350 of our Class A Ordinary shares pursuant to Regulation A of the Securities Act of 1933, as amended, for aggregate consideration of up to $1,887,000 (the “Offering”). Each Class A Ordinary share was offered at $20.00 per share. The Offering was fully subscribed and a final closing was held on March 29, 2023. All of the proceeds from the Offering were used to pay, directly or indirectly, for the acquisition of a single artwork, and to pay an expense allocation or “true-up” to Masterworks.

During all relevant times following the initial closing of the Offering, title to the Artwork has and will continue to be held by the 147 segregated portfolio (the “Segregated Portfolio”) of Masterworks Cayman, a Cayman Islands segregated portfolio company. A segregated portfolio company registered under the Cayman Islands Companies Law is a single legal entity which may establish internal segregated portfolios. The Company owns 100% of the share capital of the Segregated Portfolio, and the Segregated Portfolio is treated as a subsidiary of the Company for financial reporting purposes. As of June 30, 2023, the Segregated Portfolio held title to the Artwork as its sole material asset and had no liabilities. The Segregated Portfolio will not incur any indebtedness for borrowed money and will not enter into any contracts, except the management services agreement (the “Services Agreement”) or any amendment or replacement thereof, or as may be necessary in connection with the sale of the Artwork.

2

Amounts paid to Masterworks in the form of expense allocation payments are intended to be reasonable compensation for the use of the Masterworks Platform and Masterworks intellectual property, as well as Masterworks’ sourcing the Artwork, capital commitment and outlay. The expense allocation, which is paid in cash, is recognized upon acquisition of the Artwork.

Upon the initial closing of the Offering, the Company entered into a Services Agreement with the Administrator, whereby the Administrator manages all administrative services relating to our business and custodial services relating to the maintenance of the Artwork. In exchange for these services and as reimbursement for ordinary and necessary costs and expenses of our business, the Company issues Class A Preferred shares to the Administrator at a rate of 1.5% of the total Class A shares outstanding per annum, commencing on the date of the final closing or the date of an earlier closing if, as of such earlier closing date, the Offering is fully subscribed and at least 95% of the subscription proceeds have been received by the Company. The share issuances are made quarterly in arrears and there is no overall limit to the number of Class A Preferred shares that may be issued to Masterworks. These shares issued to the Administrator were subject to cliff vesting provisions as of June 30, 2023 as set forth in the Services Agreement. Any extraordinary or non-routine costs, payments and expenses, if any, will be paid for by the Administrator, but such extraordinary or non-routine costs and payments will be reimbursed by the Company upon the sale or liquidation of the Artwork.

Other than activities related to the Offering and the acquisition and maintenance of the Artwork, we have not conducted any other business activities or operations. Our strategy is to display, promote and market the Artwork in a manner designed to enhance its provenance and increase its exposure and its value.

We do not expect to generate any material amount of revenues or cash flow unless and until we sell the Artwork. We are totally reliant on Masterworks to maintain the Artwork and administer our business.

Operating Results

We do not earn a material amount of revenue and have not entered into a contract for the sale of the Artwork. Due to the comprehensive nature of the Services Agreement, our operating results for any fiscal period following the final closing of the Offering or the date of an earlier closing if, as of such earlier closing date, the Offering has been fully subscribed and at least 95% of the subscription proceeds have been received by the Company and up to the period in which the Artwork is sold, will only reflect the management services fee, any extraordinary or non-recurring items for which we are responsible, if any, and, in the fiscal period in which the artwork is acquired, the true up or “expense allocation” payable to Masterworks. Accordingly, differences in operating results from one fiscal period to the next are primarily attributable to the timing of the acquisition and disposition of the Artwork. Operating results for a particular fiscal period may also be affected by changes in the fair value of the Artwork, since the services fee payable to Masterworks in the form of Class A Preferred shares is recorded based on the fair value of the Class A Preferred shares over the time period during which the related services are performed.

During the periods presented in the unaudited Consolidated Financial Statements included in this Report, we were not responsible for any extraordinary or non-recurring expenses.

Contingent Liabilities

We had no contingent liabilities as of June 30, 2023.

Income Taxes

We expect that we will be treated as a partnership for U.S. federal income tax purposes and not as an association or publicly traded partnership subject to tax as a corporation. As a partnership, we generally will not be subject to U.S. federal income tax. Instead, each shareholder that is subject to U.S. tax will be required to take into account its distributive share, whether or not distributed, of each item of our income, gain, loss, deduction or credit.

3

We had no federal and state income tax assets, liabilities or expenses as of June 30, 2023 and for the six month period ending through June 30, 2023.

Liquidity and Capital Resources of the Administrator

We do not anticipate that we will maintain any material liquid assets and, accordingly, we rely upon the Administrator to pay for the maintenance and administration of our business in accordance with the Services Agreement. A summary of the financial condition of the Administrator as of June 30, 2023 and 2022 is provided in Note 3 to the Consolidated Financial Statements.

We and the Administrator believe that the Administrator’s sources of liquidity, together with contributions from Masterworks derived from equity contributions from members, earnings generated primarily from sourcing artwork and cash on hand, will be sufficient for the Administrator to perform its obligations under the Services Agreement for the foreseeable future. We do not believe we will need to raise any additional funds through the issuance and sale of additional membership interests and are not permitted to do so under our operating agreement without the prior approval of holders of the Class A Ordinary shares.

The Administrator is currently financed through equity contributions from Masterworks, LLC. Masterworks, LLC is currently funded through equity contributions of approximately $110 million from private investors and cash flow from operations.

The Administrator earns fees in the form of Class A Preferred shares issued by us and other similar issuer entities and earns revenue when artwork is sold, though such Class A Preferred shares were subject to vesting requirements as of June 30, 2023. The Class A preferred shares have a $20.00 per share liquidation preference over Class A Ordinary shares and each Class A Preferred share can be converted into one Class A Ordinary share at any time at the discretion of the holder of the Class A Preferred share, and converts automatically upon transfer to an entity that is not an affiliate of the Administrator. The direct incremental costs incurred by the Administrator to satisfy its obligations under the Services Agreement are expected to be less than its revenues. In addition, the Administrator has covenanted in the Services Agreement that for so long as such agreement remains in effect, the Administrator will maintain on hand cash reserves sufficient to pay at least one year of estimated expenses to satisfy its obligations under the Services Agreement to fund the operations of the Company until the sale of the Artwork.

The Administrator conducts other business activities, including the administration of other entities similar to the Company and expects that, with scale and maturity of its operations as sales of artwork and management fee shares become a more regular occurrence, the Administrator’s cash revenues will consistently exceed its costs. The Company cannot estimate at this time what the aggregate costs and expenses of the Administrator will be with respect to such activities as they will depend on many factors. Additionally, the Company plans to own the Artwork for an indefinite period.

We are not aware of any trends, uncertainties, demands, commitments or events that will materially affect our operations or the liquidity or capital resources of the Administrator.

Commitments from Affiliates to Fund Operations

We have a written commitment from the Administrator to fund our operations and costs to maintain the Artwork until we sell the Artwork which is contained in the Services Agreement.

Item 2. Other Information

None

4

Item 3. Consolidated Financial Statements

MASTERWORKS 147, LLC

CONSOLIDATED FINANCIAL STATEMENTS

For the Period January 1, 2023 Through June 30, 2023

and For the Period March 2, 2022 Through June 30, 2022

F-1

MASTERWORKS 147, LLC

CONSOLIDATED BALANCE SHEET

(UNAUDITED)

	As of	As of
	June 30, 2023	December 31, 2022
ASSETS
Current Assets:
Cash and Cash Equivalents	$110	$595,646
Total Current Assets	110	595,646
Artwork	1,700,000	1,700,000
Total Assets	$1,700,110	$2,295,646
LIABILITIES AND MEMBERS’ EQUITY
Current Liabilities:
Unsettled subscriptions and investor subscription deposits	$-	$595,032
Management services fee payable	-	504
Expense allocation payment expense payable to affiliate	-	187,000
Amounts due to affiliate for purchase of artwork	-	1,300,840
Total Current Liabilities	-	2,083,376
Total Liabilities	$-	$2,083,376
Members’ Equity:
Membership interests, not represented by shares	$-	$-
Class A ordinary shares, 94,350 and 19,958 shares issued and outstanding as of June 30, 2023 and December 31, 2022, respectively	1,693,710	212,170
Class A preferred shares, 389 and - shares issued and outstanding as of June 30, 2023 and December 31, 2022, respectively	6,300	-
Class B shares, 1,000 and 1,000 shares issued and outstanding as of June 30, 2023 and December 31, 2022, respectively	100	100
Class C ordinary shares, 1 and 1 shares issued and outstanding as of June 30, 2023 and December 31, 2022, respectively	-	-
Total Members’ Equity	1,700,110	212,270
Total Liabilities And Members’ Equity	$1,700,110	$2,295,646

NO ASSURANCE IS PROVIDED ON THESE CONSOLIDATED FINANCIAL STATEMENTS.

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE CONSOLIDATED FINANCIAL STATEMENTS.

F-2

MASTERWORKS 147, LLC

CONSOLIDATED INCOME STATEMENT

(UNAUDITED)

	For the Period January 1, 2023 Through June 30, 2023	For the Period March 2, 2022 Through June 30, 2022
Income:
Total Income	$-	$-
Expenses:
Share-based compensation - management services fees	$6,300	$-
Total Expenses	6,300	-
Net Income/(Loss)	$(6,300)	$-

Net Income/(Loss) per Class A Ordinary Share, Basic and Diluted	(0.07)	-
Weighted Average Number of Class A Ordinary Shares Outstanding, Basic and Diluted	88,005	-

NO ASSURANCE IS PROVIDED ON THESE CONSOLIDATED FINANCIAL STATEMENTS.

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE CONSOLIDATED FINANCIAL STATEMENTS.

F-3

MASTERWORKS 147, LLC

CONSOLIDATED STATEMENT OF MEMBERS’ EQUITY

(UNAUDITED)

	Membership Interests		Class A Ordinary Shares				Class A Preferred Shares		Class B Shares
		Contributed		Contributed	Accumulated	Total Class A Members’		Contributed		Contributed	Total Members’
	Interests	Capital	Shares	Capital	Deficit	Equity	Shares	Capital	Shares	Capital	Equity
Balance at March 2, 2022	-	$-		$-	$-	$-	-	$-	-	$-	$-
Membership interests issued upon entity formation	100	100	-	-	-	-	-	-	-	-	100
Conversion of membership interests upon entry into the Amended and Restated Operating Agreement	-	-	-	-	-	-	-	-	-	-	-
Share subscriptions settled - Net	-	-	-	-	-	-	-	-	-	-	-
Class A preferred shares issued	-	-		-	-	-	-	-	-	-	-
Net income/(loss)	-	-	-	-	-	-	-	-	-	-	-
Balance at June 30, 2022	100	$100	-	$-	$-	$-	-	$-	-	$-	$100

Balance at January 1, 2023	-	$-	19,958	$399,160	$(186,990)	$212,170	-	$-	1,000	$100	$212,270
Membership interests issued upon entity formation	-	-	-	-	-	-	-	-	-	-	-
Conversion of membership interests upon entry into the Amended and Restated Operating Agreement	-	-	-	-	-	-	-	-	-	-	-
Share subscriptions settled - Net	-	-	74,392	1,487,840	-	1,487,840	-	-	-	-	1,487,840
Class A preferred shares issued	-	-	-	-	-	-	389	6,300	-	-	6,300
Net income/(loss)	-	-	-	-	(6,300)	(6,300)	-	-	-	-	(6,300)
Balance at June 30, 2023	-	$-	94,350	$1,887,000	$(193,290)	$1,693,710	389	$6,300	1,000	$100	$1,700,110

NO ASSURANCE IS PROVIDED ON THESE CONSOLIDATED FINANCIAL STATEMENTS.

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE CONSOLIDATED FINANCIAL STATEMENTS.

F-4

MASTERWORKS 147, LLC

CONSOLIDATED STATEMENT OF CASH FLOWS

(UNAUDITED)

	For the Period January 1, 2023 Through June 30, 2023	For the Period March 2, 2022 Through June 30, 2022
Cash Flows from Operating Activities:
Net income/(loss)	$(6,300)	$-
Adjustments to reconcile net loss to net cash used in operating activities:
Share-based compensation - management services fees	6,300	-
Expense allocation payment expense payable to affiliate	(187,000)	-
Changes in operating assets and liabilities:
Other amounts due to affiliates	(504)	-
Net Cash Provided/(Used) in Operating Activities	(187,504)	-
Cash Flows from Investing Activities:
Net Cash Provided/(Used) in Investing Activities	-	-

Cash Flows from Financing Activities:
Proceeds from issuance of Class A ordinary shares	892,808	-
Repayment of non-interest bearing advance from affiliate	(1,300,840)	-
Net Cash Provided/(Used) in Financing Activities	(408,032)	-

Net Change in Cash and Cash Equivalents	(595,536)	-
Cash and Cash Equivalents, beginning of period	595,646	-
Cash and Cash Equivalents, end of period	$110	$-

Non cash investing and financing activities:
Issuance of Class A ordinary shares from subscriptions previously received	$595,032	$-

NO ASSURANCE IS PROVIDED ON THESE CONSOLIDATED FINANCIAL STATEMENTS.

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE CONSOLIDATED FINANCIAL STATEMENTS.

F-5

MASTERWORKS 147, LLC

Notes to Consolidated Financial Statements, June 30, 2023 and 2022

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Organization – Masterworks 147, LLC (“Company”) was formed as a Delaware limited liability company to purchase a painting by Carl Andre (the “Artwork”). On or around September 27, 2022, the Company commenced an offering pursuant to the exemption from registration afforded by Regulation A (the “Offering”) of membership interests represented by 94,350 of the Company’s Class A Ordinary shares to third-party investors for $20.00 per share, or aggregate offering proceeds of $1,887,000. The Offering was fully subscribed and a final closing was held on March 29, 2023.

All of the proceeds from the Offering were used to pay, directly or indirectly, for the acquisition of a single artwork, and to pay an expense allocation or “true-up” to Masterworks Gallery, LLC (“Gallery”) as described in Note 2. The Company is managed by a Board of Managers comprised of three individuals and is administered by Masterworks Administrative Services, LLC (the “Administrator”).

Members’ Liability – The Company is organized as a Delaware limited liability company. As such, the liability of the members of the Company for the financial obligations of the Company is limited to each member’s contribution of capital.

Principles of Consolidation – The consolidated financial statements include the accounts of the Company and a segregated portfolio of Masterworks Cayman, SPC (the “SPC”), a Cayman Islands segregated portfolio company. The Company owns 100 Class 147 shares of the 147 Segregated Portfolio (the “Segregated Portfolio”), which represents 100% ownership of the Segregated Portfolio. Following the initial closing of the Offering, title to the Artwork is held by the Segregated Portfolio. As the context requires, references in these consolidated financial statements to the “Company” include either or both of the Company and the Segregated Portfolio, and references to “consolidated” refer to the fact that the Company treats the Segregated Portfolio as a consolidated subsidiary in these financial statements in accordance with Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) Subtopic 810-10 Consolidation: Overall. All significant intercompany transactions and balances have been eliminated in consolidation.

Basis of Accounting and Use of Estimates – The Company prepares its financial statements on the accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America, which requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the balance sheets and the reported amounts of revenues and expenses in the statements of operations during the applicable period. Actual results could materially differ from those estimates.

Artwork – The purchase price of the Artwork was $1,700,000. Following the initial closing of the Offering, title to the Artwork is held by the Segregated Portfolio.

The Segregated Portfolio has no assets other than the Artwork, no indebtedness, and does not conduct any operations other than incidental to ownership of the Artwork. The Artwork is recorded at cost, which is the purchase price paid for the Artwork. Artwork is determined to have an indefinite life. The Company will review the Artwork for impairment in accordance with the requirements of FASB ASC Subtopic 360-10, Property, Plant, and Equipment: Impairment and Disposal of Long-Lived Assets. Those requirements require the Company to perform an impairment analysis whenever events or changes in circumstances indicate that the carrying amount of the Artwork might not be recoverable, i.e., information indicates that an impairment might exist. In accordance with ASC 360, the Company:

●	Considers whether indicators of impairment are present. Indicators or triggers of impairment management considers are: deteriorating physical condition of the artwork, trends in the art market, reputation of the artist, recent sales of other artworks by the artist, and other events, circumstances, or conditions that indicate impairment might exist;

●	If indicators are present, perform a recoverability test by comparing the estimated amount realizable upon sale of the Artwork, to its carrying value; and

●	If the amount realizable upon sale of the Artwork is deemed to be less than its carrying value, the Company would measure an impairment charge.

If it is determined that measurement of an impairment loss is necessary, the impairment loss would be calculated based on the difference between the carrying amount of the Artwork and its estimated fair value. An impairment loss would be reported as a component of income from continuing operations before income taxes in the Company’s consolidated financial statements. There were no events or circumstances indicating impairment of the Artwork for any period presented.

F-6

Cash and Cash Equivalents – The Company’s cash consists of cash held in a Federal Deposit Insurance Corporation (“FDIC”) insured bank account. The Company does not hold any cash equivalents.

Concentration of Credit Risk – The Company maintains its cash in bank accounts in amounts that may exceed federally insured limits at times. The Company has not experienced any losses in these accounts in the past, and management believes the Company is not exposed to significant credit risks as they periodically evaluate the strength of the financial institution in which it deposits funds and cash is only held for a short duration pending closing or a distribution to members.

Earnings (loss) per Class A Ordinary Share – Basic earnings (loss) per share is calculated by dividing income (loss) available to Class A Ordinary shareholders by the weighted-average Class A Ordinary shares outstanding during the period. Fully diluted earnings per share will include in the denominator Class A shares issuable upon conversion of Class B shares, if any, in any period in which the Company does not report a loss from continuing operations. Diluted net loss per share is the same as basic net loss per share for the period since the effect of potentially dilutive securities is anti-dilutive given the net loss of the Company.

Income Taxes – The Company is a limited liability company taxed as a partnership and thus is generally not subject to federal or state income taxes. As a segregated portfolio of a Cayman Islands company treated as a corporation, the Segregated Portfolio is not subject to any foreign or domestic income taxes. Accordingly, the Company’s taxable income or loss, which may vary substantially from income or loss reported for financial reporting purposes, will be included in the federal and state income tax returns of the Company’s members based upon their respective share of the Company’s income and expenses as reported for income tax purposes. Accordingly, no provision for income taxes is reflected in the accompanying financial statements.

For the current tax year and for all major taxing jurisdictions, the Administrator has concluded that the Company is a pass-through entity and there are no uncertain tax positions that would require recognition in the financial statements. If the Company were to incur an income tax liability in the future, interest on any income tax liability would be reported as interest expense, and penalties on any income tax liability would be reported as income taxes. The Administrator does not expect that its assessment regarding unrecognized tax positions will materially change over the next twelve months. However, the Administrator’s conclusions regarding uncertain tax positions may be subject to review and adjustment at a later date based upon ongoing analyses of tax laws, regulations and interpretations thereof, as well as other factors including but not limited to, questioning the timing and amount of deductions, the nexus of income among various tax jurisdictions, compliance with U.S., state, and foreign income tax laws, and changes in administrative practices and precedents of the relevant taxing authorities.

F-7

Unsettled subscriptions and investor subscription deposits – The unsettled subscriptions and investor subscription deposits consist of amounts received from potential investors that might be settled in the form of the issuance of Class A Ordinary shares at an undetermined future date. Amounts not settled to Class A Ordinary shares by the time of the final closing are returned to the investor.

Members’ Equity – Members’ equity is comprised of different classes of membership interests, as described below.

Class A Preferred shares are entitled to receive any and all net proceeds from the sale of the Artwork up to $20 per share before any payment is made with respect to Class A Ordinary shares and Class B shares. If and to the extent the holders of Class A Preferred shares have received $20 per share following a sale of the Artwork and there are additional net proceeds remaining, the Class A Ordinary shares shares are entitled to receive any and all net proceeds from the sale of the Artwork up to $20 per share before any payment is made with respect to Class B shares. If and to the extent the holders of both the Class A Preferred shares and the Class A Ordinary shares have received $20 per share following a sale of the Artwork and there are additional net proceeds remaining, the Class A Preferred shares and Class A Ordinary shares are entitled to 80% of such excess funds available for distribution and the Class B shares are entitled to the remaining 20% of such excess funds, provided, that such amounts would be proportionately adjusted if any or all of the Class B shares had been converted to Class A Ordinary shares prior to the sale of the Artwork. Any Class A Preferred shares owned by the Administrator have no voting rights. The authorized number of Class A Ordinary shares is limited to 94,350 plus (i) the number of Class A Ordinary shares which may be issued upon conversion of the Class A Preferred shares, plus (ii) shares which may be issued upon conversion of Class B shares. The number of Class A Preferred Shares shall be limited to the number of Class A Preferred shares which may be issued pursuant to a management service agreement signed with the Administrator (“the Management Services Agreement”). Class A Preferred shares may be convertible into Class A Ordinary shares, in whole or in part, at any time prior to the consummation of the sale of the Artwork, for no additional consideration. Each Class A Preferred shares will automatically convert to one Class A Ordinary share upon any transfer of such Class A Preferred shares to an entity that is not an affiliate of the Administrator. All Class A Ordinary shares have certain limited voting and approval rights, generally including the issuance of additional shares, and removing members of the Board of Managers or the Administrator. The Board of Managers controls all other actions as stated in the Company’s amended and restated operating agreement.

Class B shares held by Gallery are entitled to 20% of the excess amount, if any, available for distribution to members following a sale of the Artwork after the holders of Class A shares have received $20 per share. In addition, prior to a sale of the Artwork, Class B shares may be converted into Class A Ordinary shares with a value at the time of conversion equal to 20% of the increase in value of the Company’s issued and outstanding Class A and Class B shares. Any increase in value of the Class A Ordinary shares would potentially dilute earnings per share in the future. The authorized number of Class B shares is limited to the number of Class B shares set forth on the Balance Sheet. The convertible Class B shares have no specified exercise date, exercise price, or expiration. Class B shares have no voting rights.

Class C Ordinary share has no economic or voting rights, but would enable the holder thereof, if any, to remove, replace or reconstitute the Board of Managers. The Class C Ordinary Share, if issued, may be issued to an affiliated entity of the Company that has raised capital from unaffiliated third party investors to invest in a diversified collection of artwork, which may include an investment in the Company’s Class A Ordinary shares.

Expense Allocation (True-up) – The Company agreed to pay Gallery an expense allocation payment equal to 11% of the purchase price of the Artwork, which is intended to be reasonable compensation for the use of the Masterworks, LLC (together with its wholly owned subsidiaries, “Masterworks”) Platform and Masterworks intellectual property, as well as Masterworks’ sourcing the Artwork, capital commitment and outlay. The expense allocation is expensed in the period in which the Artwork is acquired.

Organizational and Offering Costs – The Company’s expenses are paid by the Administrator pursuant to the Management Services Agreement under which the Administrator will receive a management services fee, payable quarterly in arrears. The management services fee is payable in the form of additional membership interests represented by Class A Preferred shares and will be accounted for as a management services fee expense and an equity issuance in the Company’s consolidated financial statements. Organizational and offering costs of the Company were paid by the Administrator and its affiliates on behalf of the Company.

F-8

Organizational and offering costs include all expenses relating to the formation of the Company, the qualification of the Offering, and the marketing and distribution of Class A Ordinary shares, including, without limitation, expenses for printing and amending offering statements or supplementing offering circulars; mailing and distribution costs; telephones, internet, and other telecommunications costs; all advertising and marketing expenses; charges of experts and fees; expenses and taxes related to the Offering; and registration and qualification of the sale of Class A Ordinary shares under federal and state laws, including taxes and fees and accountants’ and attorneys’ fees. The Company did not pay any of these costs and is not required to reimburse the Administrator for any of these costs. Accordingly, these costs are not included in the Company’s consolidated financial statements. See Note 3, which summarizes certain financial statement information of the Administrator.

Revenue Recognition – The Company does not plan to generate a material amount of revenue until the Artwork is sold at some undetermined future date. At the time of sale, revenue will be recognized upon the transfer of the Artwork title to the buyer.

2. RELATED PARTY TRANSACTIONS

In connection with the Offering, the Company adopted an Amended and Restated Operating Agreement, which created different classes of membership interests, as described in Note 1. As a result, all of the Company’s original membership interests were converted into Class B shares.

As indicated in Note 1, the Company agreed to pay Gallery an expense allocation payment equal to 11% of the purchase price of the Artwork, or $187,000.

The Administrator contractually provides management services to the Company. The management services fee is paid by issuing Class A Preferred shares to the Administrator at a rate of 1.5% of the total Class A Ordinary shares plus Class A Preferred shares outstanding (excluding shares issuable upon conversion of Class B shares) per annum. The Class A Preferred shares are issued using the net asset value effective as of the applicable quarter-end in which the management services fee is due and payable. The Company recorded $6,300 in management fees relating to the issuance of 389 Class A Preferred shares to the Administrator for the period January 1, 2023 through June 30, 2023. The management services fee covers all ordinary operating costs of the Company; however, the Administrator will charge the Company for any extraordinary costs and payments, including costs and payments associated with litigation, arbitration, or judicial proceedings; material or extraordinary transactions related to a merger, third-party tender offer, or other similar transaction and for selling the Artwork. For any extraordinary costs incurred or payments made on behalf of the Company, the Company will show the expense on its statement of operations in the year of occurrence, as well as carry forward a due to related party liability on its balance sheet in perpetuity, until the Artwork is sold and the resulting proceeds can be used to settle the liability to the Administrator. The Administrator may be removed from its role as Administrator if the holders of two-thirds (⅔) of the voting shares of the Company vote to remove and replace the Administrator, which would result in termination of the Management Services Agreement. The Management Services Agreement also provides that any Class A Preferred shares issuable in connection with the management service fee are subject to cliff vesting on December 31, 2025, with the possibility of extending or shortening such vesting period upon certain conditions. The company recognizes the management services fees expense at the time of issuance of the related Class A Preferred shares as the requisite service period is considered completed. All of the Class A Preferred shares issued to the Administrator, if any, for services during 2023 and 2022 were not vested and no shares were forfeited during any period. The weighted average grant-date fair value of shares issued, if any, to the administrator during 2023 were $16.20 .

The Company is party to a Management Services Agreement with the Administrator, in which the Administrator pays the Company for the rights to commercialize the Artwork for the duration of the operations of the Company. The Company receives de minimis royalty income from the Administrator by the end of each fiscal year.

All balances and transactions denoted as to or from “affiliate” on the accompanying balance sheet, statement of operations, and statement cash flows represent related party transactions.

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3. ADMINISTRATOR SUMMARY FINANCIAL INFORMATION

The Company is not expected to maintain a material amount of cash and will be entirely dependent upon the Administrator to perform management services and to pay ordinary ongoing costs and expenses to maintain the Artwork and manage the Company’s operations. The table below summarizes selected unaudited financial information of the Administrator:

	June 30,
	2023	2022
Assets
Current assets	$4,688,531	$13,285,962
Property and equipment, net	726,778	953,340
Deposits	125,101	162,902
Other assets	13,633,656	2,013,436
Total assets	$19,174,066	$16,415,640

Liabilities
Current liabilities	$4,257,356	$5,824,645
Long-term liabilities	821,049	2,085,442
Total liabilities	$5,078,405	$7,910,087

Member’s Equity
Total member’s equity	$14,095,661	$8,505,553

4. RISKS AND UNCERTAINTIES

The nature of the Company’s operations are limited in scope. The Company holds no material assets, other than a single work of art, has no employees, and has no debts or contractual obligations, other than a management services agreement pursuant to which the Administrator will provide services that are essential to the Company, such as storage, insurance, display, transport, SEC filings and compliance, and other normal operating services, and the Administrator will fund all of such costs and expenses. As a result of this relationship, the Company is dependent upon the Administrator and is totally reliant on the Administrator to manage its business.

The preparation of the consolidated financial statements requires the use of estimates by management. Although the Artwork is carried at its cost basis, subject to possible impairment, Management must estimate the value of the Artwork to determine the expense associated with fees payable to the Administrator, which are payable in the form of Class A Preferred shares representing membership interests in the Company. The value of artwork is highly subjective and given that each artwork is unique, there is a risk that management’s estimates are materially incorrect, which would result in an understatement or overstatement of the Company’s expenses. The value of the Artwork estimated by management has no impact on the number of Class A Preferred shares issued.

The Company is subject to an exceptionally high level of concentration risk. The Company’s single Artwork can decline in value, become worthless or be difficult or impossible to liquidate due to economic factors, trends in the art market generally, trends relating to the genre of the artwork or trends relating to the market for works by the artist that produced the Artwork, as well as changes in the condition of the artwork and other factors. In periods of global financial weakness and disruption in financial and capital markets, the art market tends to experience declines in transaction volume, making it extremely difficult to liquidate artwork during such periods at acceptable values or at all.

5. SUBSEQUENT EVENTS

Management has evaluated events and transactions that have occurred since June 30, 2023 and reflected their effects, if any, in these consolidated statements through September 27th, 2023, the date the financial statements were available to be issued and a summary of material events occurring subsequent to June 30, 2023 is set forth below.

In August 2023, the Company sought consent from the holders of the requisite number of voting shares of the Company to amend agreements to which it is party to change the entity that issues management fee shares to the Administrator and eliminate the vesting provisions relating to shares earned in respect of management services . As of September 27th, 2023, such consent has been received and such changes are expected to become effective in the fourth quarter of 2023.

F-10

Item 4. Exhibits

INDEX OF EXHIBITS

Exhibit No.	Description of Exhibit

2.1	Certificate of Formation (incorporated by reference to the copy thereof submitted as Exhibit 2.1 to the Company’s Form 1-A filed on September 20, 2022).*
2.2	Form of Amended and Restated Operating Agreement (incorporated by reference to the copy thereof submitted as Exhibit 2.2 to the Company’s Form 1-A filed on September 20, 2022).*
4.1	Form of Subscription Agreement (incorporated by reference to the copy thereof submitted as Exhibit 4.1 to the Company’s Form 1-U filed on December 30, 2022).*
6.1	Form of Management Services Agreement (incorporated by reference to the copy thereof submitted as Exhibit 6.1 to the Company’s Form 1-A filed on September 20, 2022).*
6.2	Form of Intercompany Agreement (incorporated by reference to the copy thereof submitted as Exhibit 6.2 to the Company’s Form 1-A filed on September 20, 2022).*
6.3	Art Purchase Agreement (incorporated by reference to the copy thereof submitted as Exhibit 6.3 to the Company’s Form 1-A filed on September 20, 2022).*
6.4	Consignment Agreement (incorporated by reference to the copy thereof submitted as Exhibit 6.1 to the Company’s Form 1-U filed on March 16, 2023).*

* Filed Previously

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SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Masterworks 147, LLC

By:	/s/ Joshua B. Goldstein
Name:	Joshua B. Goldstein
Title:	General Counsel & Secretary

Pursuant to the requirements of Regulation A, this Report has been signed below by the following persons on behalf of the issuer in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Nigel S. Glenday	Chief Executive Officer	September 27th, 2023
Nigel S. Glenday	(Principal Executive Officer)

/s/ Nigel S. Glenday	Chief Financial Officer (Principal Financial Officer	September 27th, 2023
Nigel S. Glenday	and Principal Accounting Officer) and Member of Board of Managers

/s/ Joshua B. Goldstein	Member of the Board of Managers	September 27th, 2023
Joshua B. Goldstein

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